UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )

Fusion Fuel Green Plc

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G3R25D 118

(CUSIP Number)

David N. Smith, Managing Director

MAK Capital One L.L.C.

590 Madison Avenue, Suite 3100

New York, NY 10022

(212) 486-3211

With a copy to:

Howard M. Berkower

McCarter & English, LLP

825 Eighth Avenue

New York, NY 10019

(212) 609-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3R25D 118	SCHEDULE 13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS MAK Capital One L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8

SHARED VOTING POWER

2,414,512 (comprised of 1,372,394 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

2,414,512 (comprised of 1,372,394 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,414,512 (comprised of 1,372,394 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.05% (See Item 5)*
14	TYPE OF REPORTING PERSON IA

* The calculation is based upon 12,040,840 Class A Ordinary Shares as follows: (i) 10,998,722 shares outstanding as of June 30, 2021, as disclosed on the Issuer’s prospectus supplement, filed on August 17, 2021 pursuant to Rule 424(b)(3), to Registration Statement on Form F-1 (333-251990) filed with the Securities and Exchange Commission on February 8, 2021, and (ii) 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share held by the Reporting Persons.

CUSIP No. G3R25D 118	SCHEDULE 13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS Michael A. Kaufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8

SHARED VOTING POWER

2,414,512 (comprised of 1,372,394 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

2,414,512 (comprised of 1,372,394 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,414,512 (comprised of 1,372,394 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.05% *
14	TYPE OF REPORTING PERSON IN

* The calculation is based upon 12,040,840 Class A Ordinary Shares as follows: (i) 10,998,722 shares outstanding as of June 30, 2021, as disclosed on the Issuer’s prospectus supplement, filed on August 17, 2021 pursuant to Rule 424(b)(3), to Registration Statement on Form F-1 (333-251990) filed with the Securities and Exchange Commission on February 8, 2021, and (ii) 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share held by the Reporting Persons.

CUSIP No. G3R25D 118	SCHEDULE 13D	Page 4 of 7

1	NAMES OF REPORTING PERSONS MAK Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8

SHARED VOTING POWER

2,414,512 (comprised of 1,372,394 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

2,414,512 (comprised of 1,372,394 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,414,512 (comprised of 1,372,394 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.05% *
14	TYPE OF REPORTING PERSON PN

* The calculation is based upon 12,040,840 Class A Ordinary Shares as follows: (i) 10,998,722 shares outstanding as of June 30, 2021, as disclosed on the Issuer’s prospectus supplement, filed on August 17, 2021 pursuant to Rule 424(b)(3), to Registration Statement on Form F-1 (333-251990) filed with the Securities and Exchange Commission on February 8, 2021, and (ii) 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share held by the Reporting Persons.

CUSIP No. G3R25D 118	SCHEDULE 13D	Page 5 of 7

Item 1. Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Fusion Fuel Green Plc, a public limited company incorporated in Ireland (the “Issuer”). The principal executive offices of the Issuer are located at 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by:
i.	MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”);
ii.	Michael A. Kaufman, a United States citizen (“Mr. Kaufman”);and
iii.	MAK Capital Fund LP, a Bermuda Islands limited partnership (“MAK Fund”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)                 The principal business address of each Reporting Person is (i) 590 Madison Avenue, Suite 3100, New York, NY 10022 for MAK Capital and Mr. Kaufman and (ii) c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda for MAK Fund.

(c)                 The principal business of the Reporting Person is (i) a registered investment adviser, for MAK Capital, (ii) the managing member of MAK Capital, for Mr. Kaufman, and (iii) a pooled investment fund for MAK Fund.

(d)                 During the last five years, no Reporting Person (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Class A Ordinary Shares reported herein at an aggregate cost of $34,549,026. The funds used to purchase the Class A Ordinary Shares were obtained from the general working capital of MAK Fund which may at any given time include funds borrowed in the ordinary course in its margin account.

Item 4. Purpose of Transaction.

All of the Class A Ordinary Shares reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a)                 The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Pursuant to Rule 13d-3 under the Act, each of the Reporting Persons may be deemed to beneficially own and share voting and dispositive power in respect of 2,414,512 Class A Ordinary Shares.

The calculation is based upon 12,040,840 Class A Ordinary Shares as follows: (i) 10,998,722 shares outstanding as of June 30, 2021, as disclosed on the Issuer’s prospectus supplement, filed on August 17, 2021 pursuant to Rule 424(b)(3), to Registration Statement on Form F-1 (333-251990) filed with the Securities and Exchange Commission on February 8, 2021, and (ii) 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share held by the Reporting Persons.

(b)                 A list of the transactions in the Issuer’s Class A Ordinary Shares that were effected by the Reporting Persons during the past sixty days is attached hereto as Schedule A and is incorporated herein by reference.

(c)                 To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons identified in this Item 5.

(d)                 Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

1.	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2021

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

SCHEDULE A

TRANSACTIONS DURING THE PAST 60 DAYS

The following transactions in the Class A Ordinary Shares (unless otherwise specified) were effected by MAK Capital Fund LP during the past sixty (60) days:

Date	Number Acquired	Price per Share (excl. of commissions)
7/29/2021	98	13.9500
7/30/2021	1,600	13.8950
8/2/2021	3,100	13.7211
8/3/2021	5,033	13.2861
8/4/2021	2,802	13.4435
8/5/2021	3,630	13.4695
8/6/2021	1,366	13.8739
8/17/2021	77,500	13.7774
8/17/2021	21,302	12.6051
8/18/2021	34,980	11.9889
8/19/2021	25,927	12.1246
8/20/2021	18,250	11.8493
8/23/2021	16,755	11.8569
8/24/2021	12,400	11.8619
8/25/2021	25,833	11.5624
8/26/2021	7,366	11.2157
8/27/2021	6,375	11.5186
8/30/2021	4,335	11.7790
8/31/2021	5,767	11.9729
9/21/2021	4,500	10.2961
9/22/2021	6,023	10.9827
9/22/2021	200	10.7150
9/23/2021	14,000	11.4718
9/23/2021	7,300	11.3637
9/24/2021	2,428	11.1148
9/27/2021	10,870	11.7334

The above transactions were effected on the open market.